ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 15

INSURED                                                  BOND NUMBER

Madison Investment Advisors, Inc.                                    91130108B

EFFECTIVE DATE                    BOND PERIOD               AUTHORIZED REPRESENTATIVE

November 1, 2009      December 15, 2008 to December 15, 2009     /S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

o	Equity Income Fund, a series of:

     MEMBERS Mutual Funds

o	Equity Income Fund, a series of:

     Ultra Series Fund

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.